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                                                                  Exhibit (D)(2)

950 Page Mill Road
P O Box 10950
Palo Alto, CA 94303-0802
(650) 494-5300

July __, 1998

To All Class A Limited Partners of ALZA TTS Research Partners, Ltd:

I am pleased to send you the attached Notice of Limited Partners notifying you that ALZA Development Corporation ("ADC") is exercising its option to acquire all of the outstanding Class A and Class B limited partnership interests of ALZA TTS Research Partners, Ltd. (the "Partnership"), and has established a closing date of __________ for the purchase. As previously disclosed, the aggregate purchase price for the Class A and Class B limited partners' interests is $120,000,000 in cash, less all "Excess Cash" distributed to the limited partners by the Partnership. Excess Cash distributed through June 29, 1998 was $28,823,407.52. As a result, the purchase price is $91,176,592.48. Each Class A limited partner (or its transferee) of record as of the closing date will receive $27,216.21 per Unit. Each Unit was purchased in the original offering for $5,000. NEITHER THE NOTICE TO LIMITED PARTNERS NOR THE CLOSING OF THE PURCHASE REQUIRES YOU TO TAKE ANY ACTION IN ORDER TO RECEIVE THE PURCHASE PRICE FOR YOUR UNITS.

While the tax consequences of receipt of the purchase price will vary for each limited partner, the general federal income tax consequences associated with the purchase are described in the Notice to Limited Partners. In general, on the sale of any limited partnership interest, a portion of the purchase price in excess of basis is treated as capital gain and a portion (reflecting "unrealized receivables" of the partnership) is treated as ordinary income. However, due to the Partnership's accrual method of accounting, the Partnership anticipates that it will have no unrealized receivables. Instead, the limited partners of the Partnership will have ordinary income from accrued royalties and this income will be included in each limited partner's basis in its partnership interest, as reflected on each partner's IRS Schedule K-1. Prior to the end of 1998, or early next year, ADC will, on behalf of the Partnership, distribute to all limited partners a final Schedule K-1. The Schedule K-1 will show tax information for 1998, including ordinary income, and the closing of each partners's capital account. EACH PARTNER'S TAX SITUATION MAY BE DIFFERENT AND YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR.

We thank you again for your support and participation in ALZA TTS Research Partners, Ltd., a partnership that has been successful in fulfilling its goals of generating substantial value for its limited partners and creating innovative and beneficial pharmaceutical products.

Sincerely,



David R. Hoffmann
President